14046640

PUBLIC

KW 3/11/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Realty Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Copley Place
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louisa Quarto 857-350-9500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name - if individual, state last, first, middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

Check One:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/8/14

OATH OR AFFIRMATION

I, Salvatore Troia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Realty Capital Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE ALISON LEAL
Notary Public, State of New York
No. 01LE[illegible]
Qualified in Kings County
Commission Expires Sept. 17, 2016

Signature

Chief Accounting Officer

Title

Notary Public 2/27/14

This report ** contains (check all applicable boxes):?

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES
(Member FINRA/SIPC)

Realty Capital Securities, LLC

Annual Audited Report

Form X-17a-5, Part III

As of December 31, 2013

Per Rule 17a-5(e)(3)

Realty Capital Securities, LLC
Index to Statement of Financial Condition
Form X-17a-5, Part III
December 31, 2013

MAZARS

WeiserMazars

Independent Auditors' Report

To the Members
of Realty Capital Securities, LLC

We have audited the accompanying statement of financial condition of Realty Capital Securities, LLC (the "Company") as of December 31, 2013, that is filed pursuant to pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

WeiserMazars LLP

February 27, 2014

WeiserMazars LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.weisermazars.com

Realty Capital Securities, LLC
Statement of Financial Condition
As of December 31, 2013
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	39,570
Investment securities at fair value		5,874
Receivables:		
Selling commission and dealer manager fees		1,093
Reimbursable expenses and investment banking and advisory fees		23,769
Due from affiliates		7,605
Property and equipment (net of accumulated depreciation of $192)		439
Prepaid expenses and other assets		1,110
Total assets	$	79,460
Liabilities and Members' Equity		
Accounts payable	$	356
Accrued expenses		14,736
Payable to broker-dealers		1,259
Deferred revenue		2,567
Due to RCS Capital Corporation		487
Total liabilities		19,405
Members' equity		60,055
Total liabilities and members' equity	$	79,460

See Notes to Statement of Financial Condition.

1. Organization

Realty Capital Securities, LLC (the "Company"), a limited liability company organized in Delaware, is a wholesale broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Prior to June 2013, the Company was wholly-owned by RCS Capital, LLC. In June 2013, RCS Capital, LLC changed its name to RCAP Holdings, LLC ("Holdings"). During the year ended December 31, 2013, the Company underwent a reorganization of its capital structure in which a new class of operating subsidiary units called "Class A Units," which entitle the holders thereof to voting and economic rights, were issued to RCS Capital Corporation ("RCAP"), a publicly traded company listed on the New York Stock Exchange, and a new class of operating subsidiary units called "Class B Units," which entitle the holder thereof to economic rights but not voting rights, were issued to Holdings. After the reorganization, through ownership of Class A and Class B units, RCAP is entitled to a 9.4% economic interest in the Company and Holdings is entitled to a 90.6% economic interest in the Company. Upon completion of the reorganization of the Company's capital structure, RCAP became the managing member of the Company and assumed the exclusive right to manage, control, and conduct the business and affairs of the Company and to take any and all actions on its behalf in such capacity.

The Company is the securities broker-dealer for proprietary products sponsored by AR Capital, LLC (an affiliate) and its affiliates, including publicly registered non-traded real estate investment trusts ("REITs"), a publicly registered non-traded business development company, an open-end registered investment company and, other programs not sponsored by AR Capital, LLC. The Company also provides investment banking and advisory services and capital markets services to affiliated and non-affiliated issuers of public securities in connection with strategic alternatives, liquidity events and other transactions. The Company markets securities throughout the United States by means of a national network of selling group members consisting of unaffiliated broker-dealers and their registered representatives.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Investment Securities

Investment securities at fair value represent investments in an equity mutual fund by the Company which consist of shares of AR Capital Real Estate Income Fund and are carried at fair value with both realized and unrealized gains (losses) recognized in earnings. See Note 4.

Receivables

Receivables represent selling commission receivables and dealer manager receivables in connection with the distribution of programs sponsored by an affiliate, AR Capital, LLC, and other sponsors.

Reimbursable Expenses and Investment Banking and Advisory Fees

Reimbursable expenses and investment banking and advisory fees represent fees receivable for services provided to affiliates and non-affiliated entities related to investment banking, capital markets and related advisory services performed.

Income Taxes

As a limited liability company, the Company is not subject to income taxes. The members report their distributive shares of realized income or loss on their individual tax returns.

As of December 31, 2013, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal tax examinations for years before 2010.

Recently Issued Accounting Pronouncements

The Company is not aware of any recently issued, but not yet effective, accounting pronouncements that would have a significant impact on its financial position.

3. Off-Balance Sheet Risk and Concentrations

The Company is engaged in various trading, brokerage activities and capital raising with counterparties primarily including broker-dealers, banks, direct investment programs and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2013, the Company had 89% of the reimbursable expenses, investment banking fees and advisory and services fees receivable concentrated in two affiliated direct investment programs, and 93% of the total commissions and dealer manager fees receivable concentrated in three affiliated and zero non-affiliated direct investment programs.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking and brokerage relationships with high credit quality financial institutions.

The Company holds securities consisting of investments in an affiliated mutual fund that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the fund's performance and overall market activity. The Company monitors the net asset value on a monthly basis to evaluate its positions, and, if applicable, may elect to sell all or a portion of the investments to limit the loss.

4. Fair Value Disclosures

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

The Company's investment securities trade in active markets and therefore, due to the availability of quoted market prices in active markets are all classified as Level 1 in the fair value hierarchy as of December 31, 2013. The fair value of the investment securities as of December 31, 2013 was approximately $5.9 million.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There were no transfers between Level 1 and Level 2 or Level 3 of the fair value hierarchy during the year ended December 31, 2013.

5. Commitments and Contingencies

Leases

The Company leases certain office space and equipment under various operating leases, expiring at various dates through 2016. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the periods of the leases. Future annual minimum rental payments due are as follows (in thousands):

Year Ended December 31,		Amount
2014	$	296
2015		196
2016		100
	$	592

Litigation and Regulatory Matters

The Company is a defendant in a legal action related to three individuals who were former employees of the plaintiff and who are now employees of the Company. The complaint alleges that the three individuals downloaded proprietary materials from their former employer prior to their departure and utilized the materials for their own benefit and the benefit of the Company. Discovery is now complete in this matter, and an arbitration hearing is scheduled for the third quarter of 2014. Currently, the amount of damages (if any) cannot be reasonably estimated.

The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis.

In April 2013, the Company received notice and a proposed Letter of Acceptance, Waiver and Consent ("AWC") from FINRA that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering. Without admitting or denying the findings, the Company submitted an AWC, which FINRA accepted on June 4, 2013. In connection with the AWC, the Company consented to the imposition of a censure and a fine of $0.06 million, paid in the second quarter of 2013. The Company believes that the matter will not have a material adverse effect on the Company or its business.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $100,000 or 1/15th of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of approximately $25.6 million which was approximately $24.3 million in excess of its required net capital, and aggregate indebtedness to net capital ratio was 0.76 to 1.

7. Related Party Transactions

A significant portion of the Company's revenues relate to fees earned from transactions with or on behalf of AR Capital, LLC and its affiliates, including wholesale broker-dealer commissions and concessions and investment banking and advisory fees, in the ordinary course of its trade or business. Pursuant to a services agreement, AR Capital, LLC charges the Company for information technology, human resources, accounting services and office services and facilities. As of December 31, 2013, the payable for such expenses which is included in accrued expenses was approximately $0.2 million.

AR Capital Real Estate Income Fund. As of December 31, 2013, the Company had investments in the AR Capital Real Estate Income Fund of approximately $5.9 million.

RCAP expenses. RCAP incurs expenses directly for certain services it receives and allocates a portion of these expenses to the Company. As of December 31, 2013, the payable for such expenses, which is included in due to RCS Capital Corporation, was approximately $0.5 million.

Management Agreement. Pursuant to a management agreement, RCS Capital Management, LLC (the "Manager") implements the business strategy for the Company and performs executive and management services for the Company.

The Company pays the Manager a management fee in an amount equal to 10% of the aggregate U.S. GAAP net income, calculated and payable quarterly in arrears, subject to the aggregate U.S. GAAP net income of the Company being positive for the current and three preceding calendar quarters.

In addition, the Company is allocated an incentive fee, calculated and payable quarterly in arrears, that is based on RCAP's earnings and stock price.

Such management and incentive fee calculations commenced on June 10, 2013. For periods less than four quarters or 12 months, the calculations are based on a pro rata concept starting with the quarter ended June 30, 2013.

The Company's management fee earned by the Manager for the period June 10, 2013 (commencement date of the agreement) to December 31, 2013 was approximately $4.7 million, which is recorded in accrued expenses within the accompanying statement of financial condition.

For the period June 10, 2013 (commencement date of the agreement) to December 31, 2013, the Company incurred an incentive fee of $0.2 million, which is recorded in accrued expenses within the accompanying statement of financial condition.

2013 Manager Multi-Year Outperformance Agreement. RCAP and the Company have entered into the 2013 Manager Multi-Year Outperformance Agreement (the "OPP") with the Manager. The OPP provides for performance-based bonus awards to the Manager. Under the OPP, the Manager is eligible to earn performance-based bonus awards up to a maximum award opportunity ("OPP Cap") that is 5.00% of RCAP's market capitalization on June 4, 2013 (the commencement date of the performance period). Subject to the OPP Cap, any award under the OPP will be determined based on RCAP's achievement of total return to stockholders, which is referred to as "Total Return" and which includes both share price appreciation and common stock dividends, as measured against a peer group of companies, for the three-year performance period commencing on the commencement date.

Amounts earned under the OPP will be issued in the form of LTIP Units, which represent units of equity ownership in the Company that are structured as profits interest therein. Subject to the Manager's continued service through each vesting date, 1/3 of any amount earned will vest on each of the first, second and third anniversaries of the commencement date. The issuance of the LTIP Units will entitle the Manager to receive the same per unit cash distributions as the other outstanding units of the Company. Upon the occurrence of specified events, LTIP Units can over time achieve full parity with the other outstanding units of the Company and therefore accrete to an economic value for the holder equivalent to that of the other outstanding units of the Company.

In accordance with ASC Topic No. 505, *Stock-Based Transactions with Nonemployees*, the Company recognizes its allocated portion of the fair value of the OPP award over the requisite performance period of the award. The award is remeasured at each reporting date and the amortization of the expense is adjusted accordingly. The fair value of the OPP award was determined utilizing a Monte Carlo simulation technique under a risk-neutral premise. The significant assumptions utilized in determining the total fair value of approximately $3.3 million as of December 31, 2013 which is expected to be recognized over a period of 3 years from the grant date were as follows:

- Risk free rate of 0.55% utilizing the prevailing 2.4-year zero-coupon U.S. treasury yield at the reporting date;
- Expected dividend yield of 3.6% ; and
- Volatility of 30% based on the historical and implied volatility of the peer group of companies

8. Subsequent Events

On February 11, 2014, Holdings exchanged all but one, or 23,999,999, of the Company's outstanding Class B Units (the "Class B Units") for 23,999,999 newly issued shares of Class A Common Stock of RCAP (the "Class A Shares") in accordance with the terms of the Exchange Agreement dated as of June 10, 2013, as amended by the First Amendment to the Exchange Agreement dated February 11, 2014, between RCAP and Holdings. In accordance with the Company's Second Amended and Restated Limited Liability Company Agreement dated as of June 10, 2013 (the "Existing LLC Agreement"), upon receipt of the Class B Units by RCAP in connection with the exchange, the Class B Units were automatically converted into 23,999,999 Class A Units of the Company ("Class A Units").

On February 11, 2014, RCAP formed RCS Capital Holdings, LLC ("Holdco"), a Delaware limited liability company, and, in connection therewith, entered into a Limited Liability Company Agreement of Holdco dated as of February 11, 2014 (the "Holdco LLC Agreement"), between RCAP and RCS Capital Management.

Also in connection with the formation of Holdco, on February 11, 2014, RCAP and Holdings entered into an amendment and restatement of the Existing LLC Agreement (as so amended and restated, the "Amended LLC Agreement"). Pursuant to the Amended LLC Agreement, the Company now only has two authorized classes of equity interests (collectively, the "Units"), designated as "Class A Units" and "Class B Units." Following the execution of the LLC Agreement, the Company no longer has classes of equity interests designated as "Class C Units" or "LTIP Units."

Concurrently with the execution of the Amended LLC Agreement, RCAP, RCS Capital Management and Holdco entered into a Contribution and Exchange Agreement (the "Contribution and Exchange Agreement"), pursuant to which RCAP contributed to Holdco 26,499,999, or 100%, of the outstanding Class A Units..

Upon completion of these transactions, Holdco became the owner of 99.999996% of the Company's outstanding Units and Holdings retained ownership of the remaining equity interest in the Company through its ownership of the sole outstanding Class B Unit. The Class A Units continue to entitle the holder thereof to voting and economic rights (including rights to dividends and distributions upon liquidation). The Class B Unit also continues to entitle the holder thereof to economic rights (including rights to dividends and distributions upon liquidation), but no voting rights; however, as there is only one Class B Unit outstanding, Holdings has de minimis direct economic right with respect to the Company.

In January 2014, the Company paid $43.0 million into escrow related to a pending acquisition to be consummated by RCAP. If the pending transaction does not close, RCAP may be obligated to the pay the acquiree a $75.0 million termination fee which was partially funded via the Company's payment of $43.0 million.